CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2007

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

UPM-Kymmene Corporation Company Release March 13, 2007 at 10:00

Changes in UPM’s Wood Products Division management

Matti Lindahl has been appointed President of UPM’s Wood Products Division. He has previously held several executive positions within UPM’s paper and converting divisions. Matti Lindahl is member of UPM’s Executive Team and he reports to the President and CEO Jussi Pesonen.

Harald Finne, President of Wood Products Division since 2004, will leave the company due to differing views on the strategic development of the division.

In this connection the Wood Products Division will be divided into two separate business areas. Arto Juvonen has been appointed head of the Plywood business area. He has recently been in charge of UPM’s Russian operations and held previously several management positions in the plywood industry.

Tuomo Visanko has been appointed head of the Timber business area. He is currently Senior Vice President, Operations, of the Wood Products Division.

The appointments will have immediate effect. New management teams will be appointed in the coming few weeks.

For more information, please contact:

Mr Matti Lindahl, President, UPM, Wood Products Division, tel. +49 171 6127 688

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

www.upm-kymmene.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2007	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations